UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Midcoast Energy Partners, L.P.

(Name of Issuer)

MIDCOAST HOLDINGS, L.L.C.

MIDCOAST ENERGY PARTNERS, L.P.

ENBRIDGE HOLDINGS (LEATHER) L.L.C.

ENBRIDGE ENERGY PARTNERS, L.P.

ENBRIDGE ENERGY COMPANY, INC.

ENBRIDGE ENERGY MANAGEMENT, L.L.C.

ENBRIDGE INC.

(Names of Person(s) Filing Statement)

CLASS A COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

59564N103

(CUSIP Number of Class of Securities)

Al Monaco Director, President and Chief Executive Officer Enbridge Inc. 200, 425 - 1st Street S.W., Calgary, Alberta, Canada, T2P 3L8 Telephone: (403) 231-3900	R. Poe Reed President and Director Midcoast Holdings, L.L.C. 1100 Louisiana Street, Suite 3300 Houston, Texas 77002 Telephone: (713) 821-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

William N. Finnegan IV Jesse P. Myers Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 Telephone: (713) 546-5400	William S. Anderson Bracewell LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 Telephone: (713) 223-2300	Michael S. Telle Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 Telephone: (713) 758-2222

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$170,200,000	$19,726.18

*	As of April 6, 2017, there were 22,610,056 Class A Common Units of Midcoast Energy Partners, L.P. (“MEP”) outstanding.

Total consideration of $170,200,000 was determined based upon the product of (1) 21,275,000, the aggregate number of Class A Common Units to be converted into the right to receive merger consideration, and (2) the per unit merger consideration of $8.00.

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.0001159 by the total consideration.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $19,726.18	Filing Party: Midcoast Energy Partners, L.P.

Form or registration No.: Schedule 14C	Date Filed: February 15, 2017

INTRODUCTION

This Amendment No. 4 to the Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed by (1) Midcoast Energy Partners, L.P., a Delaware limited partnership (“MEP”); (2) Enbridge Inc., a Canadian corporation (“Enbridge”); (3) Enbridge Energy Company, Inc., a Delaware corporation, an indirect wholly owned subsidiary of Enbridge and the general partner of EEP (as defined below) (“EECI”); (4) Enbridge Energy Management, L.L.C., a Delaware limited liability company and affiliate of EECI and Enbridge (“EEM”); (5) Enbridge Energy Partners, L.P., a Delaware limited partnership (“EEP”); (6) Midcoast Holdings, L.L.C., a Delaware limited liability company and the general partner of MEP (“MEP GP”); and (7) Enbridge Holdings (Leather) L.L.C., a Delaware limited liability company and wholly owned subsidiary of EECI (“Merger Sub”) (each of (1) through (7), a “Filing Person”). MEP has filed, concurrently with the filing of this Transaction Statement, an information statement on Schedule 14C (the “Information Statement”). A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Information Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of January 26, 2017, by and among MEP, MEP GP, Merger Sub and EECI (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into MEP, with MEP surviving the merger and continuing to exist as a Delaware limited partnership (the “Merger”). Following the consummation of the Merger, EECI will own approximately 48% of the limited partner interests in MEP, and EEP will own the remaining approximate 52% of the limited partner interests and 2% general partner interest in MEP. In the Merger, each Class A Common Unit representing limited partner interests in MEP (each, a “Class A Common Unit”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than Class A Common Units held by EECI, EEP and their respective affiliates, will be converted into the right to receive $8.00 in cash without interest (the “Merger Consideration”).

Under the applicable provisions of MEP’s First Amended and Restated Agreement of Limited Partnership, dated as of November 13, 2013, (the “MEP Partnership Agreement”), the approval of the Merger Agreement requires the approval of a “Unit Majority” which, as defined in the MEP Partnership Agreement, means at least a majority of the outstanding common units.

Concurrently with the execution of the Merger Agreement, EEP, EECI and MEP executed a support agreement, dated as of January 26, 2017 (the “Support Agreement”), whereby EEP agreed, in its capacity as a unitholder of MEP, to vote (or cause to be voted) all of the common and subordinated units in MEP owned of record by EEP as of the date of the Support Agreement as well as any common units in MEP acquired beneficially or of record by EEP after the date of the Support Agreement (1) in favor of the approval and adoption of the Merger Agreement and any other matter necessary for the consummation of such transactions submitted for the vote or written consent of the unitholders of MEP; (2) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of MEP or MEP GP or any of their subsidiaries contained in the Merger Agreement; and (3) against any action, agreement or transaction that would impede, interfere with, delay, postpone or adversely affect the Merger. EEP, as the holder of a majority of the MEP common units, will execute and deliver a written consent approving the Merger Agreement, which consent will satisfy the voting requirement with respect to the holders of the units.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Information Statement.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that MEP is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

Summary Term Sheet. The information set forth under the captions “Summary Term Sheet” and “Questions and Answers About the Merger” in the Information Statement is incorporated herein by reference.

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Annex D: Annual Report for the year ended December 31, 2016”

(b)	Securities. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of MEP and the Enbridge Parties”

(c)-(d)	Trading Market and Price; Dividends. The information set forth under the caption “Common Unit Market Price and Distribution Information” in the Information Statement is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Annex D: Annual Report for the year ended December 31, 2016”

(f)	Prior Stock Purchases. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Information Concerning the Enbridge Parties and Merger Sub”

“Certain Purchases and Sales of Class A Common Units”

“Where You Can Find More Information”

Item 3.	Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(b)	Name and Address; Business and Background of Entities. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Transactions”

“Summary Term Sheet—The Merger”

“Information Concerning MEP”

“Information Concerning the Enbridge Parties and Merger Sub”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of MEP and the Enbridge Parties”

“Where You Can Find More Information”

The information about the name and address of each director and executive officer of MEP GP, EEM, EECI and Enbridge is set forth below in “—Business and Background of Natural Persons.” Merger Sub does not have any directors or executive officers.

(c)	Business and Background of Natural Persons. The information set forth under the following captions in the Information Statement is herein incorporated by reference:

“Business and Background of Natural Persons Related to MEP”

“Where You Can Find More Information”

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a)	Material Terms. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Material U.S. Federal Income Tax Considerations”

“Special Factors—No Appraisal Rights”

“Summary Term Sheet—Information about the Action by Written Consent”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(c)	Different Terms. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Provisions for Unaffiliated Security Holders”

“Special Factors—No Appraisal Rights”

“The Merger Agreement—The Merger Consideration”

“The Merger Agreement—Treatment of Long-Term Incentive Plan”

“The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance”

“Annex A: Agreement and Plan of Merger”

(d)	Appraisal Rights. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—No Appraisal Rights”

“Special Factors—No Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders. The information set forth under the caption “Special Factors—Provisions for Unaffiliated Security Holders” in the Information Statement is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)	Transactions. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Transactions”

“Special Factors—Background of the Merger”

“Information Concerning the Enbridge Parties and Merger Sub”

“Where You Can Find More Information”

(b)	Significant Corporate Events. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of MEP and the Enbridge Parties”

“Where You Can Find More Information”

“Annex A: Agreement and Plan of Merger”

Item 6.	Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex A: Agreement and Plan of Merger”

(c)(1)-(8)	Plans. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Delisting and Deregistration of Class A Common Units”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(b)	Alternatives. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Financial Advisor Materials”

(c)	Reasons. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Financial Advisor Materials”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(d)	Effects. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Material U.S. Federal Income Tax Considerations”

“Special Factors—Background of the Merger”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Material U.S. Federal Income Tax Considerations”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex C: Opinion of Financial Advisor”

(c)	Approval of Security Holders. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Information about the Action by Written Consent”

“Questions and Answers about the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

(d)	Unaffiliated Representative. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations of MEP GP Board and MEP Committee”

“Summary Term Sheet—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex C: Opinion of Financial Advisor”

(e)	Approval of Directors. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations of MEP GP Board and MEP Committee”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

(f)	Other Offers. The information set forth under the caption “Special Factors—Background of the Merger” in the Information Statement is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The presentation materials prepared by Evercore Group L.L.C. (“Evercore”) for the Conflicts Committee of the MEP GP Board, dated December 20, 2016, January 9, 2017, January 24, 2017 and January 26, 2017, are set forth as Exhibits (c)(2) – (c)(5), respectively, hereto and are incorporated herein by reference. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Estimated Fees and Expenses”

“Other Matters”

“Annex C: Opinion of Financial Advisor”

The written opinion of Evercore is attached to the Information Statement as Annex C and is incorporated herein by reference.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of MEP during its regular business hours by any interested holder of Class A Common Units.

Item 10.	Source and Amount of Funds or Other Consideration

Regulation M-A Item 1007

(a)-(b)	Source of Funds; Conditions. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Conditions to Completion of the Merger”

“Summary Term Sheet—Expenses Relating to the Merger”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Estimated Fees and Expenses”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Expenses Relating to the Merger”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

(d)	Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)-(b)	Securities Ownership; Securities Transactions. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Transactions”

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of MEP and the Enbridge Parties”

“Certain Purchases and Sales of Class A Common Units”

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d)-(e)	Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations of the MEP GP Board and MEP Committee”

“Summary Term Sheet—Information about the Action by Written Consent”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement—MEP GP Recommendation and MEP GP Adverse Recommendation Change”

“The Merger Agreement—MEP Unitholder Approval”

Item 13.	Financial Statements

Regulation M-A Item 1010

(a)	Financial Information. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Selected Historical Consolidated Financial Data”

“Where You Can Find More Information”

“Annex D: Annual Report for the year ended December 31, 2016”

(b)	Pro Forma Information. Not applicable. Paragraph (c)(6) of Item 1010 of Regulation M-A requires the presentation of such pro forma data only if material. The Merger Consideration will consist solely of cash, and, as a result, holders of Class A Common Units will have no continuing interest in MEP after the Merger. Accordingly, such pro forma data is not material to holders of Class A Common Units and has not been presented.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Estimated Fees and Expenses”

Item 15.	Additional Information

Regulation M-A Item 1011

(b)	Golden Parachute Compensation. The information set forth under the caption “Special Factors—Interests of Certain Persons in the Merger” in the Information Statement is incorporated herein by reference.

(c)	Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Information Statement of Midcoast Energy Partners, L.P. (incorporated by reference to the Midcoast Energy Partners, L.P. Information Statement filed with the Securities and Exchange Commission on April 7, 2017).

(a)(2)	Press release issued by Midcoast Energy Partners, L.P. dated January 27, 2017 (incorporated by reference to Exhibit 99.1 to Midcoast Energy Partners, L.P. Form 8-K, dated January 27, 2017).

(a)(3)	Letter to Midcoast Energy Partners, L.P. common unitholders (incorporated herein by reference to the Information Statement).

(b)	None.

(c)(1)*	Opinion of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C., dated January 27, 2017 (included as Annex C to the Information Statement filed herewith as Exhibit (a)(1)).

(c)(2)*	Presentation materials prepared by Evercore Group L.L.C., dated December 20, 2016 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(c)(3)*	Presentation materials prepared by Evercore Group L.L.C., dated January 9, 2017 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(c)(4)*	Presentation materials prepared by Evercore Group L.L.C., dated January 24, 2017 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(c)(5)*	Presentation materials prepared by Evercore Group L.L.C., dated January 26, 2017 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(d)(1)	Agreement and Plan of Merger, dated as of January 26, 2017, by and among Enbridge Energy Company, Inc., Enbridge Holdings (Leather) L.L.C., Midcoast Energy Partners, L.P. and Midcoast Holdings, L.L.C. (included as Annex A to the Information Statement filed herewith as Exhibit (a)(1)).

(f)(1)	First Amended and Restated Agreement of Limited Partnership of Midcoast Energy Partners, L.P., dated as of November 13, 2013 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Midcoast Energy Partners, L.P. on November 18, 2013).

(f)(2)*	Delaware Code Title 6 § 17-212.

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2017	MIDCOAST ENERGY PARTNERS, L.P.

	By:	MIDCOAST HOLDINGS, L.L.C.,
its general partner

	By:	/s/ STEPHEN J. NEYLAND
	Name:	Stephen J. Neyland
	Title:	Vice President—Finance

Dated: April 7, 2017	MIDCOAST HOLDINGS, L.L.C.

	By:	/s/ STEPHEN J. NEYLAND
	Name:	Stephen J. Neyland
	Title:	Vice President—Finance

Dated: April 7, 2017	ENBRIDGE ENERGY COMPANY, INC.

	By:	/s/ STEPHEN J. NEYLAND
	Name:	Stephen J. Neyland
	Title:	Director and Vice President—Finance

Dated: April 7, 2017	ENBRIDGE HOLDINGS (LEATHER) L.L.C.

	By:	ENBRIDGE ENERGY COMPANY, INC.,
its sole member

	By:	/s/ STEPHEN J. NEYLAND
	Name:	Stephen J. Neyland
	Title:	Director and Vice President—Finance

Dated: April 7, 2017	ENBRIDGE ENERGY PARTNERS, L.P.

	By:	ENBRIDGE ENERGY MANAGEMENT, L.L.C.,
as delegate of
ENBRIDGE ENERGY COMPANY, INC.,
its general partner

	By:	/s/ STEPHEN J. NEYLAND
	Name:	Stephen J. Neyland
	Title:	Director and Vice President—Finance

Dated: April 7, 2017	ENBRIDGE ENERGY MANAGEMENT, L.L.C.

	By:	/s/ STEPHEN J. NEYLAND
	Name:	Stephen J. Neyland
	Title:	Director and Vice President—Finance

Dated: April 7, 2017	ENBRIDGE INC.

	By:	/s/ D. GUY JARVIS
	Name:	D. Guy Jarvis
	Title:	President, Liquids Pipelines & Major Projects

[Signature Page to Transaction Statement on Schedule 13E-3]

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Information Statement of Midcoast Energy Partners, L.P. (incorporated by reference to the Midcoast Energy Partners, L.P. Information Statement filed with the Securities and Exchange Commission on April 7, 2017).

(a)(2)	Press release issued by Midcoast Energy Partners, L.P. dated January 27, 2017 (incorporated by reference to Exhibit 99.1 to Midcoast Energy Partners, L.P. Form 8-K, dated January 27, 2017).

(a)(3)	Letter to Midcoast Energy Partners, L.P. common unitholders (incorporated herein by reference to the Information Statement).

(b)	None.

(c)(1)*	Opinion of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C., dated January 27, 2017 (included as Annex C to the Information Statement filed herewith as Exhibit (a)(1)).

(c)(2)*	Presentation materials prepared by Evercore Group L.L.C., dated December 20, 2016 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(c)(3)*	Presentation materials prepared by Evercore Group L.L.C., dated January 9, 2017 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(c)(4)*	Presentation materials prepared by Evercore Group L.L.C., dated January 24, 2017 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(c)(5)*	Presentation materials prepared by Evercore Group L.L.C., dated January 26, 2017 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(d)(1)	Agreement and Plan of Merger, dated as of January 26, 2017, by and among Enbridge Energy Company, Inc., Enbridge Holdings (Leather) L.L.C., Midcoast Energy Partners, L.P. and Midcoast Holdings, L.L.C. (included as Annex A to the Information Statement filed herewith as Exhibit (a)(1)).

(f)(1)	First Amended and Restated Agreement of Limited Partnership of Midcoast Energy Partners, L.P., dated as of November 13, 2013 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Midcoast Energy Partners, L.P. on November 18, 2013).

(f)(2)*	Delaware Code Title 6 § 17-212.

(g)	None.

(h)	None.

*	Previously filed.